EXHIBIT 21.1

LIST OF SUBSIDIARIES

1.	CVD/RMS Acquisition Corp., a Delaware corporation.

2.	Endologix Deutschland GmbH, a German corporation.

3.	Nellix, Inc., a Delaware corporation.

4.	ELGX International Holdings GP, a Cayman Islands company.

6.	Endologix International Holdings B.V., a Dutch corporation.

7.	Endologix International B.V., a Dutch corporation.

8.	Endologix New Zealand Co., a New Zealand unlimited liability company.

9.	Endologix Bermuda L.P., a Bermuda partnership.

10.	Endologix International Holdings B.V., a Dutch corporation.

11.	Endologix Italia S.r.l., an Italian corporation.

12.	Endologix International B.V., a Dutch corporation.